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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.Bridge-Realvest Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Forest Avenue, 2nd Floor
(No. and Street)

Paramus	New Jersey	07652
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gil Sandler (201) 294-0731
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – *if individual, state last, first, middle name*)

325 N. St. Paul Street, Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.Bridge-Realvest Securities Corp., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

ELIZABETH A DELANO
Notary Public - State of New Jersey
My Commission Expires May 3, 2024

Gregg M Nelson
Signature

Senior Vice President
Title

Elizabeth Delano
Notary Public
Elizabeth Delano

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.BRIDGE-REALVEST SECURITIES CORPORATION

CONTENTS

DECEMBER 31, 2020

Independent Auditor's Report	1 – 2
Primary financial statements:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Changes in Stockholders' Equity	6
Notes to Financial Statements	7
Supplementary information:	
Computation of Net Capital	9
Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report	10
Rule 15c-3-3 Exemption Report	11

Report of Independent Registered Public Accounting Firm

To the Shareholders of A.Bridge-Realvest Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of A.Bridge-Realvest Securities Corporation (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary

information contained in Schedule I under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
January 22, 2021

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents		$ 62,295
Security deposit		740
Total assets		**$ 63,035**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses		$ 6,453
Total liabilities		**6,453**

STOCKHOLDERS' EQUITY:

Common stock, no par value; authorized 200 shares; outstanding 20 shares	$ 20	
Additional paid-in-capital	29,784	
Retained earnings	26,778	
Total stockholders' equity		**56,582**
Total liabilities and stockholders' equity		**$ 63,035**

The accompanying notes are an integral part of these financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:		
Fee income		$ 40,688
Interest		111
Total revenue		**$40,799**
Expenses:		
Commissions paid registered representatives	20,612	
Regulatory fees	5,594	
Rent	1,940	
Office supplies	760	
Telephone	5,818	
Professional Fees	3,000	
IT Services	870	
Entertainment	169	
Travel	1,380	
Insurance	472	
Postage/Delivery	184	
Total Expenses		**40,799**
Net Income (Loss)		**$ --**

The accompanying notes are an integral part of these financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

DECEMBER 31, 2020

Cash flows from operating activities:	
Net income/loss	$ --
Net cash decrease provided by operating activities	--
Cash and cash equivalents-January 1, 2019	62,295
Cash and cash equivalents-December 31, 2020	$ 62,295

The accompanying notes are an integral part of these financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

Stockholders' equity, January 1, 2019	$ 56,582
Net income (loss)	--
Stockholders' equity, December 31, 2020	$ 56,582

The accompanying notes are an integral part of these financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

1. **Nature of Business.**

The Company has been registered as a securities broker-dealer since 1996. It operates as a placement agent for private, non-profit and governmental entities and remarketing agent for variable rate bonds.

2. **Summary of significant accounting policies.**

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. The expense from the current year income has been reported in these financial statements.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Revenue Recognition.**

The Company recognizes fee income when it is earned. The Company's fees for placement and advisory services for various transactions are subject to negotiation on each respective transaction, and are recognized in the period in which the Company has successfully fulfilled substantially all of its contractual obligations. Revenue from remarketing fees for serving as agent in connection with variable rate demand bond issues is set by contract and is received quarterly in advance.

4. **Cash Equivalents.**

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

5. **Net Capital Requirements.**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of approximately $55,841 and net capital requirements of $5,000. The Company's ratio of

6. **Net Capital Requirements, continued**

aggregate indebtedness to net capital was 0.12 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

A.BRIDGE-REALVEST SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2020

Common Stock		$ 20
Additional paid-in-capital		29,784
Retained earnings		26,778
Total Available Capital		56,582
Less: non-allowable assets		
Security Deposit		(740)
Net capital		**55,842**
Greater of:		
Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness $6,453):	$ 430	5,000
Excess net capital		**$50,842**
Excess net capital at 1000% (120%)		**$49,842**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 6,453
Percentage of aggregate indebtedness to net capital	11.56%

There were no material differences existing between the above computation and the computation included in the Company's unaudited Form X-17A-5 Part IIA Filing.

Hartgraves

Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

Stockholders
A.Bridge-Realvest Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) A.Bridge-Realvest Securities Corporation (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to the brokering of securities, the sale and placement of securities, as agent and not as principal; the remarketing of tender-option securities, as agent, including setting interest rates based on market conditions and market indexes; and the provision of financial advisory and consulting services. (2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A.Bridge-Realvest Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
January 22, 2021

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

A.BRIDGE-REALVEST SECURITIES CORPORATION

EXEMPTION REPORT
DECEMBER 31, 2020

A.Bridge-Realvest Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered a "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities to: (1) the brokering of securities; (2) the sale and placement of securities, as agent, and not as principal; (3) the remarketing of tender-option securities, as agent, including setting interest rates based on market conditions and market indexes; and (4) the provision of financial advisory and consulting services.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Gregg Nelson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Senior Vice President
Dated: January 23, 2021

See independent auditor's report